Exhibit 99.3

Consolidated Financial Statements

Years ended December 31, 2020 and 2019

Presented in United States dollars

INDEPENDENT AUDITOR’S REPORT

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Orla Mining Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Orla Mining Ltd. (the “Company”) as of December 31, 2020, the related consolidated statements of loss and comprehensive loss, cash flows and changes in equity for the year then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2020, and its consolidated financial performance and its cash flows for the year then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRSs).

Change of Presentation Currency

As discussed in Note 3 to the consolidated financial statements, the Company has elected to change its presentation currency from the Canadian dollar to the United States dollar in the year ended December 31, 2020 on a retrospective basis.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Ernst & Young LLP

Chartered Professional Accountants

We have served as the Company’s auditor since 2020.

Vancouver, Canada

March 19, 2021

INDEPENDENT AUDITOR’S REPORT

To the Shareholders of

Orla Mining Ltd.

Opinion

We have audited the comparative information of Orla Mining Ltd. (the “Company”), which comprise the consolidated balance sheets as at December 31, 2019 and January 1, 2019, and the consolidated statements of loss and comprehensive loss, cash flows, and changes in equity for the year ended December 31, 2019, and notes to the comparative information, including a summary of significant accounting policies, including Note 25, which explains that certain comparative information has been restated.

In our opinion, the accompanying comparative information in these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2019 and January 1, 2019, and its financial performance and its cash flows for the year ended December 31, 2019 in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

Basis for Opinion

We conducted our audits in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Comparative Information section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the comparative information in these financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our opinion.

Other Matter

The accompanying consolidated financial statements, which comprise the consolidated balance sheet as at December 31, 2020, and the consolidated statements loss and comprehensive loss, cash flows, and changes in equity for the year then ended and notes to the consolidated financial statements, including a summary of significant accounting policies, were audited by another auditor who expressed an unmodified opinion on March 19, 2021.

Responsibilities of Management and Those Charged with Governance for the Comparative Information

Management is responsible for the preparation and fair presentation of the comparative information in accordance with IFRS, and for such internal control as management determines is necessary to enable the preparation of comparative information that is free from material misstatement, whether due to fraud or error. In preparing the comparative information, management is responsible for assessing the Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company's financial reporting process.

Auditor's Responsibilities for the Audit of the Comparative Information

Our objectives are to obtain reasonable assurance about whether the comparative information as a whole is free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of this comparative information.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the comparative information, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•	Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the comparative information or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•	Evaluate the overall presentation, structure and content of the comparative information, including the disclosures, and whether the comparative information represents the underlying transactions and events in a manner that achieves fair presentation.

•	Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Company to express an opinion on the comparative information. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

The engagement partner on the audit resulting in this independent auditor’s report is Erez Bahar.

Vancouver, Canada	Davidson & Co. LLP
March 19, 2021	Chartered Professional Accountant

ORLA MINING LTD.

Consolidated Balance Sheets

(Thousands of United States dollars)

	December 31	December 31	January 1
As at	2020	2019	2019
		(restated, notes 3 and 25)	(restated, notes 3 and 25)
ASSETS
Current assets
Cash and cash equivalents	$72,180	$23,106	$12,234
Accounts receivable	204	94	282
Prepaid expenses	716	52	151
	73,100	23,252	12,667
Restricted funds	2,783	509	150
Value added taxes recoverable	8,587	1,340	622
Equipment (note 8)	710	284	252
Mineral properties under development and construction (note 7)	71,272	—	—
Mineral properties (note 6)	82,743	125,643	124,099
TOTAL ASSETS	$239,195	$151,028	$137,790

LIABILITIES
Current liabilities
Trade and other payables (note 10(a))	$3,383	$802	$1,278
Accrued liabilities (note 10(b))	4,343	1,578	1,405
	7,726	2,380	2,683
Lease obligations	142	44	—
Camino Rojo project loan (note 11)	60,696	12,961	—
Newmont loan (note 12)	9,440	9,647	4,475
Accrued liabilities	92	261	—
Site closure provisions	518	575	626
TOTAL LIABILITIES	78,614	25,868	7,784

SHAREHOLDERS’ EQUITY
Share capital (note 15)	217,948	159,230	153,852
Reserves	29,881	30,061	19,931
Accumulated other comprehensive income (loss)	3,002	(1,575)	(3,393)
Accumulated deficit	(90,250)	(62,556)	(40,384)
TOTAL SHAREHOLDERS’ EQUITY	160,581	125,160	130,006

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$239,195	$151,028	$137,790

Authorized for issuance by the Board of Directors on March 19, 2021.

/s/ Elizabeth McGregor	/s/ Jason Simpson
Elizabeth McGregor, Director	Jason Simpson, Director

The accompanying notes are an integral part of these consolidated financial statements.

ORLA MINING LTD.

Consolidated Statements of Loss and Comprehensive Loss

(Thousands of United States dollars, except per-share amounts)

	Year ended December 31
	2020	2019
		(restated, notes 3 and 25)
EXPLORATION AND EVALUATION EXPENSES (note 13)	$16,302	$14,953

GENERAL AND ADMINISTRATIVE EXPENSES
Office and administrative	643	529
Professional fees	1,389	539
Regulatory and transfer agent	142	206
Salaries and benefits	2,156	1,986
	4,330	3,260

OTHER EXPENSES (INCOME)
Depreciation (note 8)	106	78
Share based payments (note 16)	2,523	2,553
Interest and finance costs (note 14)	3,895	1,169
Foreign exchange loss (gain)	1,595	159
Other (gains) and losses (note 12)	(1,057)	—
	7,062	3,959

LOSS FOR THE YEAR	$27,694	$22,172

OTHER COMPREHENSIVE LOSS (INCOME)
Items that may in future periods be reclassified to profit or loss:
Foreign currency differences arising on translation of foreign operations	(4,577)	(1,818)
TOTAL COMPREHENSIVE LOSS	$23,117	$20,354

Weighted average number of common shares outstanding (millions)	217.1	182.6

Loss per share - basic and diluted	$0.13	$0.12

The accompanying notes are an integral part of these consolidated financial statements.

ORLA MINING LTD.

Consolidated Statements of Cash Flows

(Thousands of United States dollars)

	Year ended December 31
Cash flows provided by (used in):	2020	2019
		(restated, notes 3)
OPERATING ACTIVITIES
Loss for the year	$(27,694)	$(22,172)
Adjustments for items not affecting cash:
Depreciation	106	78
Share based payments	2,523	2,553
Changes in site closure provisions charged to exploration expense	(202)	—
Newmont loan proceeds received in excess of fair value (note 12)	—	(1,287)
Interest and finance costs (note 14)	3,895	1,169
Other gains and losses	(1,057)	—
Exploration expense paid via common shares	—	49
Changes in non-cash working capital:
Accounts receivable and prepaid expenses	(702)	295
Trade and other payables	2,301	(273)
Accrued liabilities	2,411	122
Interest income received	293	107
Cash used in operating activities	(18,126)	(19,359)

FINANCING ACTIVITIES
Proceeds from issuance of common shares	53,368	—
Proceeds from exercise of warrants	2,858	2,892
Proceeds from exercise of stock options	1,823	1,198
Share issuance costs	(2,034)	(97)
Advances received on the Camino Rojo project loan (note 11)	50,000	24,601
Cash transaction costs of the Camino Rojo project loan (note 11)	(2,475)	(3,142)
Advances received on the Newmont loan (note 12)	—	5,083
Interest paid	(2,914)	—
Lease payments	(40)	(48)
Cash provided by financing activities	100,586	30,487

INVESTING ACTIVITIES
Purchase of equipment	(287)	(15)
Mineral properties under development and construction	(31,014)	—
Environmental bonding	(2,090)	—
Restricted cash	(30)	(359)
Value added taxes paid	(3,474)	(683)
Cash used in investing activities	(36,895)	(1,057)

Effects of exchange rate changes on cash	3,509	801

Net increase in cash	49,074	10,872
Cash, beginning of year	23,106	12,234
CASH, END OF YEAR	$72,180	$23,106

Supplemental cash flow information (note 18)

ORLA MINING LTD.

Consolidated Statements of Changes in Equity

(Thousands of United States dollars)

	Common shares		Reserves
	Number of shares (thousands)	Amount	Share based payments reserve	Warrants reserve	Total	Accumulated Other Comprehensive Income	Retained earnings (deficit)	Total
Balance at January 1, 2019 (restated, note 3)	179,315	$153,852	$6,867	$13,064	$19,931	$(3,393)	$(40,384)	$130,006
Shares issued for property payments	59	49	—	—	—	—	—	49
Share issue costs	—	(97)	—	—	—	—	—	(97)
Warrants exercised	6,167	4,437	—	(1,545)	(1,545)	—	—	2,892
Warrants issued July 2019 (note 15(c))	—	(1,469)	—	1,469	1,469	—	—	—
Warrants issued December 2019 (note 11)	—	—	—	8,913	8,913	—	—	8,913
Options exercised	1,359	2,268	(1,070)	—	(1,070)	—	—	1,198
RSUs redeemed	202	190	(190)	—	(190)	—	—	—
Share based payments	—	—	2,553	—	2,553	—	—	2,553
Loss for the year	—	—	—	—	—	—	(22,172)	(22,172)
Other comprehensive income	—	—	—	—	—	1,818	—	1,818
Balance at December 31, 2019	187,102	$159,230	$8,160	$21,901	$30,061	$(1,575)	$(62,556)	$125,160

Balance at January 1, 2020	187,102	$159,230	$8,160	$21,901	$30,061	$(1,575)	$(62,556)	$125,160
Shares issued pursuant to a financing	36,600	53,368	—	—	—	—	—	53,368
Share issue costs	—	(2,034)	—	—	—	—	—	(2,034)
Warrants exercised	2,058	3,364	—	(506)	(506)	—	—	2,858
Options exercised	2,112	3,302	(1,479)	—	(1,479)	—	—	1,823
RSUs redeemed	414	333	(333)	—	(333)	—	—	—
Bonus shares issued (note 16(d))	1,000	385	(385)	—	(385)	—	—	—
Share based payments	—	—	2,523	—	2,523	—	—	2,523
Loss for the year	—	—	—	—	—	—	(27,694)	(27,694)
Other comprehensive income	—	—	—	—	—	4,577	—	4,577
Balance at December 31, 2020	229,286	$217,948	$8,486	$21,395	$29,881	$3,002	$(90,250)	$160,581

The accompanying notes are an integral part of these consolidated financial statements.

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years Ended December 31, 2020 and 2019

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

1.	CORPORATE INFORMATION AND NATURE OF OPERATIONS

Orla Mining Ltd. was incorporated in Alberta in 2007 and was continued into British Columbia in 2010 and subsequently into Ontario under the Business Corporations Act (Ontario) in 2014. The “Company”, “Orla”, “we”, and “our” refer to Orla Mining Ltd. and its subsidiaries. The registered office of the Company is located at Suite 202, 595 Howe Street, Vancouver, Canada.

The Company is engaged in the acquisition, exploration, and development of mineral properties, and holds the Camino Rojo gold and silver project in Zacatecas State, Mexico, and the Cerro Quema gold project in Panama.

These consolidated financial statements have been prepared on the assumption that the Company will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations. Different bases of measurement may be appropriate if the Company is not expected to continue operations for the foreseeable future. The Company’s ability to continue as a going concern for the next twelve months involves significant judgment. As at December 31, 2020, the Company had not advanced any of its properties to commercial production may require further financings. During the second quarter of 2020, the Company completed a C$75 million ($53 million) equity financing. To the end of the reporting period, the Company had received $75 million of a $125 million project loan facility in respect of the Camino Rojo project.

Historically the Company's primary source of funding has been the issuance of equity securities for cash through prospectus offerings and private placements to sophisticated investors and institutions. We have successfully raised equity and debt financing in many of the past few years, in the form of private placement financings, the exercise of warrants and options, and debt. While we believe that this success will continue our access to exploration and construction financing is always uncertain, and there can be no assurance of continued access to sources of significant equity or debt funding until we can generate cash from operations. We expect to fund operating costs of the Company over the next twelve months with cash on hand and the third tranche of $50 million on the project loan. After considering its plans to mitigate the going concern risk, management has concluded that there are no material uncertainties related to events or conditions that may cast significant doubt upon the Company’s ability to continue as a going concern for a period of twelve months from the balance sheet date.

Since the beginning of 2020, there has been a global outbreak of the novel coronavirus (“COVID-19”), which has had an impact on businesses through the restrictions put in place by the governments in the various jurisdictions where the Company conducts its activities. In common with all businesses in the jurisdictions in which we operate, our activities are restricted by government orders related to, among others, travel, business operations, and stay-at-home orders. As at December 31, 2020 and as of the date of these financial statements, mining and construction are permitted economic activities in the respective jurisdictions and the sites are operating in compliance with the country specific and Company requirements. We are monitoring the potential impacts from the pandemic on areas including equipment delivery and logistics, materials for construction and operation, other necessities, as well as construction costs and schedule, and community and government relations. Delays to construction, permit amendments and exploration programs may occur due to the COVID-19 pandemic, notwithstanding the Company having taken steps to minimize potential impacts to the projects including additional costs related to COVID-19 safety measures.

2.	BASIS OF PREPARATION

(a)	Statement of compliance and basis of presentation

We have prepared these consolidated financial statements of the Company in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The consolidated financial statements have been prepared on the historical cost basis, except for certain financial instruments that are measured at fair values at the end of each reporting period, as explained in the accounting policies below. The consolidated financial statements are presented in United States dollars.

On March 19, 2021, the Board of Directors approved these consolidated financial statements for issuance.

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years Ended December 31, 2020 and 2019

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

(b)	Basis of consolidation

These consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned. Where necessary, we have made adjustments to the financial statements of subsidiaries to bring their accounting policies in line with the accounting policies of the consolidated group. We have eliminated all material intercompany transactions, balances, revenues, and expenses upon consolidation.

Subsidiaries are included in the consolidated financial results of the Company from the effective date of acquisition or control and up to the effective date of disposition or loss of control. Control is achieved when the Company has power over the investee, is exposed to or has rights to variable returns from its involvement with an investee, and has the ability to affect those returns through its power over the investee.

Orla Mining Ltd. is the ultimate parent entity of the group. At December 31, 2020 and 2019, the principal subsidiaries of the Company, their geographic locations, and the ownership interests held by the Company, were as follows:

		Ownership
Name	Principal activity	Dec 31, 2020	Dec 31, 2019	Location
CR Acquisitions Ltd.	Inactive holding company	100%	100%	Canada
Orla Mining (Canada) Ltd.	Inactive holding company	100%	100%	Canada
Minerometalúrgica San Miguel S de RL de CV	Exploration	100%	100%	Mexico
Minera Camino Rojo SA de CV	Development	100%	100%	Mexico
Minera Cerro Quema SA	Exploration	100%	100%	Panama
Aurum Exploration Inc.	Inactive holding company	100%	100%	Panama
Monitor Gold Corporation	Exploration	100%	100%	USA

During the year ended December 31, 2020, Servicios Administrativos Camino Rojo SA de CV and Contrataciones Camino Rojo SA de CV were dissolved, and their net assets were transferred to Minera Camino Rojo SA de CV.

3.	CHANGE OF PRESENTATION CURRENCY

As a result of the continued advancement of the Camino Rojo Project, the Company changed its presentation currency from Canadian dollars to United States dollars effective January 1, 2020. The change in the financial statement presentation currency is an accounting policy change and has been accounted for retrospectively. The balance sheets for each period presented have been translated from the related subsidiary’s functional currency to the new US dollar presentation currency at the rate of exchange prevailing at the respective balance sheet date except for equity items, which have been translated at accumulated historical rates from the related subsidiary’s date of incorporation. The statements of loss and comprehensive loss were translated at the average exchange rates for the reporting period, or at the exchange rate prevailing at the date of transactions. Exchange differences arising in 2018 on translation from the related subsidiary’s functional currency to the United States dollar presentation currency have been recognized in other comprehensive income and accumulated as a separate component of equity.

In prior reporting periods, the translation of the Company’s subsidiaries that had a United States dollar or Mexican peso functional currency into the Company’s presentation currency of the Canadian dollar gave rise to a translation adjustment which was recorded as an adjustment to accumulated other comprehensive income (“AOCI”), a separate component of shareholders’ equity. With the retrospective application of the change in presentation currency from the Canadian dollar to the US dollar, the AOCI related to the translation of US dollar functional currency subsidiaries was eliminated. However, with the retrospective application of the change in presentation currency to the US dollar, the Company’s corporate office, which has a Canadian dollar functional currency, resulted in an AOCI balance. The AOCI balance generated by the Mexican peso entities has been adjusted since it now reflects the translation into the new US dollar presentation currency.

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years Ended December 31, 2020 and 2019

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

(a)	Restatement of previously reported financial information due to change in presentation currency

For comparative purposes, the consolidated balance sheets as at December 31, 2019 and January 1, 2019 include adjustments to reflect the change in the presentation currency to the US dollar, which is a change in accounting policy. The balance sheet as at January 1, 2019 has been derived from the balance sheet at December 31, 2018 (not presented herein). The exchange rates used to translate the amounts previously reported into US dollars at December 31, 2019 were 1.2988 CAD/USD and 18.94 MXN/USD, and at January 1, 2019 were 1.3642 CAD/USD and 19.65 MXN/USD. Refer to note 25(a) for the effects of the translation.

For comparative purposes, the consolidated statement of loss and comprehensive loss for the year ended December 31, 2019 includes adjustments to reflect the change in the presentation currency to the US dollar, which is a change in accounting policy. The exchange rates used to translate the amounts previously reported into US dollars for the year ended December 31, 2019 were 1.3199 CAD/USD and 19.2505 MXN/USD, which were the average exchange rates for the period. Refer to note 25(b) for the effects of the translation.

(b)	Foreign currencies

(i)	Functional currency

The functional currencies of the Company and its subsidiaries, all of which are wholly owned, are as follows:

Orla Mining Ltd.	Canadian dollars
CR Acquisitions Ltd.	Canadian dollars
Orla Mining (Canada) Ltd.	Canadian dollars
Minerometalúrgica San Miguel S de RL de CV	Mexican pesos
Minera Camino Rojo SA de CV	Mexican pesos
Minera Cerro Quema SA	United States dollars
Aurum Exploration Inc.	United States dollars
Monitor Gold Corporation	United States dollars

(ii)	Foreign currency transactions

Transactions in foreign currencies are translated into the respective functional currencies of each company at the exchange rates in effect on the dates of the transactions.

Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rate at the reporting date. Non-monetary assets and liabilities that are measured at fair value in a foreign currency are translated into the functional currency at the exchange rate when the fair value was determined. Non-monetary items that are measured at historical cost in a foreign currency are translated at the exchange rate in effect at the date of the transaction. Foreign currency differences are generally recognized in profit or loss.

(iii)	Translation of foreign operations

The assets and liabilities of foreign operations are translated into United States dollars at the official Bank of Canada exchange rates in effect on the reporting date. The results of operations of foreign operations are translated into United States dollars at the average exchange rates in effect during the reporting period. We recognize the foreign currency differences arising from translation in other comprehensive income within the translation reserve.

When we dispose of a foreign operation in its entirety, or partially such that we have lost control, we reclassify the cumulative amount in the translation reserve related to that foreign operation to profit or loss as part of the gain or loss on disposal.

4.	SIGNIFICANT ACCOUNTING POLICIES

We have applied the accounting policies set out below consistently to all periods presented in these financial statements.

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years Ended December 31, 2020 and 2019

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

The significant judgements we made in applying the Company’s accounting policies and the key sources of estimation uncertainty arising in the preparation of these consolidated financial statements are discussed in note 5.

(a)	Financial instruments

(i)	Financial assets

We initially recognize financial assets when the Company becomes party to the contractual provisions of the instrument. Subsequent to initial recognition, we classify financial assets as measured at amortized cost, fair value through other comprehensive income (“FVOCI”) or fair value through profit or loss (“FVTPL”) after considering both our business model for managing the financial asset and the contractual cash flow characteristics of the financial asset.

A financial asset is measured at amortized cost if both of the following conditions are met:

a.	the asset is held within a business model whose objective is to hold assets in order to collect contractual cash flows, and
b.	the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

A financial asset is measured at FVOCI if both of the following conditions are met:

a.	the financial asset is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets, and
b.	the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

We may make an irrevocable election at initial recognition to carry at FVOCI particular investments in equity instruments that would otherwise be measured at FVTPL.

A financial asset is required to be measured at FVTPL unless it is measured at amortized cost or at FVOCI.

If we change our business model for managing financial assets, we reclassify all affected financial assets on a prospective basis, without restating any previously recognized gains, losses or interest.

If the asset is reclassified to fair value, we determine the fair value at the reclassification date, and recognize in profit or loss any gain or loss arising from a difference between the previous carrying amount and fair value.

An embedded derivative is a component of a hybrid contract that also includes a non-derivative host, with the effect that some of the cash flows of the combined instrument vary in a way similar to a stand-alone derivative. A derivative that is attached to a financial instrument but is contractually transferable independently of that instrument, or has a different counterparty, is not an embedded derivative, and is treated as a separate financial instrument.

Upon initial recognition, we measure a financial asset at its fair value. However, we measure trade receivables that do not have a significant financing component at their transaction price. After initial recognition, we measure financial assets at amortized cost, FVOCI, or FVTPL.

Changes in fair value of a financial asset that is carried at FVTPL are recognized in profit or loss, and changes in fair value of a financial asset that is carried at FVOCI are recognized in other comprehensive income, unless it is part of a hedging relationship.

Gains or losses on a financial asset that is carried at FVTPL are recognized in profit or loss, and gains or losses on a financial asset that is carried at FVOCI are recognized in other comprehensive income, unless it is part of a hedging relationship. A gain or loss on a financial asset that is measured at amortized cost and is not part of a hedging relationship is recognized in profit or loss when the asset is derecognized, impaired, amortized, or reclassified.

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years Ended December 31, 2020 and 2019

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

(ii)	Financial liabilities

We initially recognize financial liabilities when the Company becomes party to the contractual provisions of the instrument. At initial recognition, we measure each financial liability at its fair value. In the case of a financial liability not at FVTPL, we deduct transaction costs that are directly attributable to the issuance of the financial liability.

Subsequent to initial recognition, we classify and measure all financial liabilities at amortized cost using the effective interest method, except for financial liabilities at FVTPL.

We may, at initial recognition, irrevocably designate a financial liability as measured at FVTPL.

(iii)	Impairment

We recognize a loss allowance for expected credit losses on financial assets, based on expected credit losses.

(b)	Cash and cash equivalents

Cash and cash equivalents include cash on hand, demand deposits, and money market instruments, with maturities from the date of acquisition of three months or less, which are readily convertible to known amounts of cash and are subject to insignificant changes in value.

(c)	Restricted funds

Restricted funds consist of amounts lodged with government bodies or their designated banking institutions in support of mandated environmental, permitting, or employee retirement obligations.

(d)	Exploration and evaluation (“E&E”) expenditures

Exploration and evaluation expenditures include the search for mineral resources, the determination of technical feasibility, and assessment of the commercial viability of an identified mineral resource. Activities include acquisition of rights to explore; topographical, geological, geochemical and geophysical studies; exploratory drilling; trenching; sampling; and evaluation of the technical feasibility and commercial viability of extracting a mineral resource.

We capitalize E&E assets acquired in a business combination, and also the initial acquisition costs of an E&E asset which does not represent a business. We expense all other E&E expenditures, including non-refundable advance royalty payments.

Capitalized E&E assets are subsequently measured at cost less accumulated impairment.

When the technical feasibility and economic viability of a project are demonstrable, funding is in place, and a positive development decision is made, we test E&E assets for impairment and transfer them to “Mineral properties under development and construction”. We capitalize subsequent expenditures on the project.

We assess E&E assets for impairment when indicators and circumstances suggest that the carrying amount may exceed its recoverable amount. Typical indicators of impairment include:

•	the period for which we have the right to explore in the specific area has expired during the period or will expire in the near future, and is not expected to be renewed;
•	substantive expenditure on further exploration for and evaluation of mineral resources in the specific area is neither budgeted nor planned;
•	exploration for and evaluation of mineral resources in the specific area have not led to the discovery of commercially viable quantities of mineral resources and we have decided to discontinue such activities in the specific area;
•	sufficient data exists to indicate that, although a development in the specific area is likely to proceed, the carrying amount of the exploration and evaluation asset is unlikely to be recovered in full from successful development or by sale.

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years Ended December 31, 2020 and 2019

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

If any such indication exists, we estimate the recoverable amount of the asset to determine the extent of the impairment. Where it is not possible to estimate the recoverable amount of an individual asset, we estimate the recoverable amount of the cash generating unit to which the asset belongs. The recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, we discount the estimated future cash flows to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the E&E asset. If we estimate the recoverable amount of an asset to be less than its carrying amount, we recognize an impairment loss in profit or loss for the period.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash generating unit) is increased to the revised estimate of its recoverable amount, but to an amount that does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash generating unit) in prior years. We recognize reversals of impairment immediately in profit or loss.

(e)	Mineral properties under development and construction

We capitalize costs directly related to development or construction projects until the asset is available for use in the manner intended by us. These capitalized amounts are reduced by the proceeds from the sale of metals extracted prior to commercial production. We also capitalize any costs incurred in testing the assets to determine if they are functioning as intended.

When the assets are available for us in the manner intended by us, we transfer these assets to “Mineral properties” and “Plant and equipment” as appropriate.

(f)	Equipment

Equipment is initially recognized at cost. Cost includes purchase price, directly attributable costs, and the estimated present value of any future costs of decommissioning and removal. Equipment is carried at cost, net of accumulated depreciation and impairments. We depreciate equipment to their residual values on a straight-line basis over their estimated useful lives, typically as follows:

Equipment and office equipment	5 years
Vehicles	4 years
Computer hardware and software	3 years

(g)	Borrowing costs

We capitalize interest and other costs that we incur in connection with the borrowing of funds (“borrowing costs”) that are directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use or sale (“a qualifying asset”) as part of the cost of that asset. We expense other borrowing costs in the period in which they occur.

When we borrow funds specifically for the purpose of constructing or obtaining a qualifying asset, we capitalize the actual borrowing costs specifically incurred including the amortization of loan initiation costs, less any investment income earned on the temporary investment of those funds.

To the extent we borrow funds generally and use them for the purpose of constructing or obtaining a qualifying asset, we use a weighted average interest rate of the borrowing costs applicable to all our general borrowings that are outstanding during the period.

We stop capitalizing borrowing costs when substantially all the activities necessary to prepare the qualifying asset for its intended use are complete.

We expense borrowing costs related to exploration and evaluation.

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years Ended December 31, 2020 and 2019

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

(h)	Leases

At the inception of a contract, we assess whether a contract is, or contains, a lease based on whether the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, we consider whether:

•	the contract involves the use of an identified asset, either explicitly or implicitly, including consideration of supplier substitution rights;

•	we have the right to obtain substantially all the economic benefits from the use of the asset throughout the period of use; and

•	we have the right to direct the use of the asset.

We recognize a right-of-use (“ROU”) asset which is initially measured based on the initial amount of the lease liability plus any initial direct costs incurred less any lease incentives received. We depreciate the ROU asset to the earlier of the end of the useful life or the lease term using either the straight-line or units-of-production method, depending on which method more accurately reflects the expected pattern of consumption of the future economic benefits. The lease term includes periods covered by an option to extend if we determine the Company is reasonably likely to exercise the option.

We initially measure the lease liability at the present value of the lease payments that are not yet paid as of the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. We then measure the lease liability at amortized cost using the effective interest method and remeasure it when there is a change in future lease payments.

We apply the short-term lease (defined as leases with a lease term of 12 months or less) and low-value asset recognition exemptions. For these leases, we recognize the lease payments an expense over the term of the lease unless another systematic basis is more representative of the time pattern in which economic benefits from the leased assets are consumed.

(i)	Asset retirement and site closure obligations

We record an asset retirement and site closure obligation when a legal or constructive obligation exists as a result of past events and we can make a reliable estimate of the undiscounted future cash flows required to satisfy the asset retirement and site closure obligation. Such costs include decommissioning or dismantling plant and equipment, and reclamation, closure, and post-closure monitoring of the property.

The estimated future cash flows are discounted to a net present value using an applicable risk-free interest rate. We accrete the provision for asset retirement and site closure obligations over time to reflect the unwinding of the discount and charge the accretion expense to profit or loss for the period.

We remeasure the asset retirement and site closure obligation at the end of each reporting period for changes in estimates or circumstances, such as changes in legal or regulatory requirements, increased obligations arising from additional disturbance due to mining and exploration activities, changes to cost estimates, and changes to risk-free interest rates.

Asset retirement and site closure obligations related to E&E activities and properties are expensed upon initial recognition and subsequently. Asset retirement and site closure obligations relating to Construction in progress, and to mineral properties, are initially capitalized with a charge to the related mineral property. Changes to the obligation which arise as a result of changes in estimates and assumptions are also accounted for as changes in the carrying amounts of related mining property.

(j)	Provisions

We recognize provisions when (i) the Company has a present legal or constructive obligation as a result of a past event, (ii) it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and (iii) we can make a reliable estimate of the amount of the obligation. Where we expect some or all of a provision to be reimbursed (for example, under an insurance contract), we recognize the reimbursement as a separate asset, but only when the reimbursement is virtually certain. We present the expense relating to each provision in profit or loss net of any reimbursements.

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years Ended December 31, 2020 and 2019

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

If the effect of the time value of money is material, we discount the provision using a pre-tax discount rate that reflects the risks specific to the liability. The increase in the provision due to the passage of time is recognized as accretion expense in profit or loss.

(k)	Share based payments

(i)	Stock options, restricted share units (“RSUs”) and deferred share units (“DSUs”)

The Company grants stock options, and awards RSUs and DSUs to employees, officers and directors from time to time. At the date of grant or award, we estimate the fair values of the stock options, RSUs and DSUs which will eventually vest. These estimated fair values are recognized as share-based compensation expense over the specific vesting periods, with a corresponding increase to reserves, a component of equity.

We determine the fair value of stock options using a Black-Scholes option pricing model with market-related inputs as of the date of grant. The fair value of RSUs and DSUs is the market value of the underlying shares as of the date of award. Stock option grants and RSU awards with several tranches of vesting are accounted for as separate awards with different vesting periods and fair values. We account for prospectively the changes to the estimated number of awards that will eventually vest.

(ii)	Bonus shares

The Company has issued bonus shares, some of which vest upon the completion of a specified period of service, and others of which vest upon the achievement of specific performance conditions, which performance conditions may or may not be market based. The fair value of the bonus shares is determined on the date of award.

For bonus shares which have only a service condition, the fair value is recognized in share- based compensation expense over the service period.

For bonus awards which have a performance condition, we estimate at the award date the length of the expected vesting period and recognize the fair value in share-based compensation expense over that expected vesting period. If the performance condition is a market condition, we do not subsequently revise the expected vesting period. However, if the performance condition is not a market condition, we revise our estimate of the length of the vesting period if subsequent information indicates such a revision is necessary.

(l)	Income taxes

Income tax expense comprises current and deferred tax. It is recognized in profit or loss except to the extent that it relates to a business combination or items recognized directly in equity or OCI.

(i)	Current tax

Current tax expense comprises the expected tax payable on taxable income for the year and any adjustment to income tax payable in respect of previous years. It is measured using tax rates enacted or substantively enacted at the reporting date. Current tax also includes any withholding tax arising from interest and dividends.

(ii)	Deferred tax

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for:

•	temporary differences on the initial recognition of assets or liabilities in a transaction that is not a business combination, and at the time of the transaction, affects neither the accounting profit nor taxable profit (tax loss);

•	temporary differences related to investments in subsidiaries, associates and joint arrangements to the extent that we are able to control the timing of the reversal of the temporary differences and it is probable that they will not reverse in the foreseeable future; and

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years Ended December 31, 2020 and 2019

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

•	taxable temporary differences arising on the initial recognition of goodwill.

We recognize deferred tax assets for unused tax losses, unused tax credits and deductible temporary differences to the extent that it is probable that future taxable profits will be available against which they can be used. If the amount of taxable temporary differences is insufficient to recognize a deferred tax asset in full, then future taxable profits are considered based on the business plans for the individual taxable entity. We review deferred tax assets at each reporting date and reduce them when we consider it no longer probable that the related tax benefit will be realized. Unrecognized deferred tax assets are reassessed at each reporting date and recognized to the extent that it has become probable that future taxable profits will be available against which they can be used.

Deferred tax is measured at the tax rates that are expected to apply to the temporary differences when they reverse, using tax rates enacted or substantively enacted at the reporting date.

Deferred tax assets and liabilities are offset only when there are sufficient taxable temporary differences relating to the same taxation authority and the same taxable entity which are expected to reverse in the same period or in the carried back/forward period as the expected reversal of the deductible temporary difference.

(m)	Earnings (loss) per share

Basic earnings (loss) per share is based on profit (loss) attributable to common shareholders, divided by the weighted average number of common shares outstanding during the reporting period.

Diluted earnings (loss) per share is based on profit (loss) attributable to common shareholders, divided by the weighted average number of common shares outstanding during the reporting period after adjusting for the effects of all dilutive potential ordinary shares.

(n)	New and amended IFRS Standards that are effective for the current year

The Company applied for the first-time certain standards and amendments, which are effective for annual periods beginning on or after January 1, 2020. We have not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective. Other than the changes described below, the accounting policies adopted are consistent with those of the previous financial year.

We do not discuss here certain other amendments and interpretations which applied for the first time in 2020 but had no impact on our consolidated financial statements.

(i)	Amendments to IAS 1 and IAS 8 Definition of Material

The amendments provide a new definition of material that states, “information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements, which provide financial information about a specific reporting entity.” The amendments clarify that materiality will depend on the nature or magnitude of information, either individually or in combination with other information, in the context of the financial statements. A misstatement of information is material if it could reasonably be expected to influence decisions made by the primary users.

These amendments had no impact on the consolidated financial statements.

(ii)	Amendments to the Conceptual Framework in IFRS

The Conceptual Framework is not a standard, and none of the concepts contained therein override the concepts or requirements in any standard. The purpose of the Conceptual Framework is to assist the IASB in developing standards, to help preparers develop consistent accounting policies where there is no applicable standard in place and to assist all parties to understand and interpret the standards. This will affect those entities which developed their accounting policies based on the Conceptual Framework. The revised Conceptual Framework includes some new concepts, updated definitions and recognition criteria for assets and liabilities and clarifies some important concepts.

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years Ended December 31, 2020 and 2019

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

These amendments had no impact on the consolidated financial statements.

(o)	Standards issued but not yet effective

The standards and interpretations that are issued, but not yet effective, up to the date of issuance of the Company’s financial statements that we reasonably expect will have an impact on the Company’s disclosures, financial position or performance when applied at a future date, are disclosed below.

(i)	Property, Plant and Equipment: Proceeds before Intended Use – Amendments to IAS 16

In the process of making an item of property, plant and equipment (“PP&E”) available for its intended use, a company may produce and sell products generated by this PP&E. Current standards require that sales proceeds from these products be deducted from the capital cost of this item of PP&E. The amendments discontinue this practice. Under the amendments, proceeds from selling items before the related item of PPE is available for use should be recognized in profit or loss, together with the costs of producing those items. The entity measures the cost of those items in accordance with IAS 2 Inventories.

The amendments are applied retrospectively, but only to items of property, plant and equipment that are made available for on or after the beginning of the earliest period presented in the financial statements in which the entity first applies the amendments.

The amendments are effective for annual periods beginning on or after January 1, 2022, with early application permitted. We expect to early adopt this amendment, effective January 1, 2021. We have not determined the impact of this new standard.

(ii)	Classification of Liabilities as Current or Non-current – Amendments to IAS 1

The amendments to IAS 1 affect only the presentation of liabilities as current or non-current in the statement of financial position and not the amount or timing of recognition of any asset, liability, income or expenses, or the information disclosed about those items.

The amendments clarify that the classification of liabilities as current or non-current is based on rights that are in existence at the end of the reporting period, specify that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability, explain that rights are in existence if covenants are complied with at the end of the reporting period, and introduce a definition of ‘settlement’ to make clear that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets or services.

The amendments are applied retrospectively for annual periods beginning on or after January 1, 2023, with early application permitted. We do not expect to early adopt these amendments. We have not determined the impact of this new standard.

(iii)	Reference to the Conceptual Framework – Amendments to IFRS 3

The amendments update IFRS 3 “Business Combinations” so that it refers to the 2018 Conceptual Framework instead of the 1989 Framework. They also add to IFRS 3 a requirement that, for obligations within the scope of IAS 37, an acquirer applies IAS 37 to determine whether at the acquisition date a present obligation exists as a result of past events. For a levy that would be within the scope of IFRIC 21 Levies, the acquirer applies IFRIC 21 to determine whether the obligating event that gives rise to a liability to pay the levy has occurred by the acquisition date.

Finally, the amendments add an explicit statement that an acquirer does not recognize contingent assets acquired in a business combination. The Company intends to adopt these amendments, if applicable, when they become effective.

The amendments are effective for business combinations for which the date of acquisition is on or after the beginning of the first annual period beginning on or after January 1, 2022. Early application is permitted if an entity also applies all other updated references (published together with the updated Conceptual Framework) at the same time or earlier. We do not expect to early adopt these amendments. We have not determined the impact of these amendments.

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years Ended December 31, 2020 and 2019

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

(iv)	Onerous Contracts – Costs of Fulfilling a Contract – Amendments to IAS 37

The amendments update IAS 37 “Provisions” to specify which costs an entity needs to include when assessing whether a contract is onerous or loss-making.

The amendments apply a “directly related cost approach”. The costs that relate directly to a contract to provide goods or services include both incremental costs and an allocation of costs directly related to contract activities. General and administrative costs do not relate directly to a contract and are excluded unless they are explicitly chargeable to the counterparty under the contract.

The amendments are effective for annual reporting periods beginning on or after January 1, 2022, with early application permitted. We do not expect to early adopt these amendments. We have not determined the impact of this new standard.

5.	SIGNIFICANT ACCOUNTING JUDGEMENTS AND ESTIMATES

In preparing these consolidated financial statements, we have made judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

We review estimates and underlying assumptions on an ongoing basis. Revisions to estimates are recognized prospectively.

Judgements, estimates, and assumptions that we have made in applying accounting policies that have the most significant effects on the amounts recognized in these consolidated financial statements include:

(a)	Commencement of the development phase

We must use significant judgment to assess when an exploration and evaluation project is technically feasible and commercially viable. Timing of the work required to conclude the assessment work might change depending on various factors. We use multiple sources of information, including: a positive development decision to proceed with the project; geologic and metallurgic information; existence of mineral reserves; current and forecasted commodity prices; estimated future cash flows; our ability to finance the development phase, general market conditions, and consideration of other factors which may limit our access to the mineral deposit, such as the ability to obtain necessary permits. All of these factors have an impact on the timing of commencement of the development phase.

Upon commencement of the development phase for a project, we are required to estimate the recoverable amount of the cash-generating unit, which is the higher of its fair value less cost of disposal and its value in use. The recoverable amount is based primarily on estimates of mineral reserves (described in (b) below), future commodity prices, capital costs, operating costs, and income and other taxes, discounted by an estimated discount rate incorporating the time value of money and the risks specific to the cash generating unit.

All impairment assessments require significant estimation. Changes to these estimates could have an impact on the recognition and measurement of impairments.

(b)	Mineral resource and mineral reserve estimates

Mineral resource and mineral resource estimates are estimates of the amount of ore that can be economically extracted from the Company’s mining properties. Such estimates may impact the financial statements in the following way:

•	Mineral resource and mineral reserve estimates is one of the factors considered in determining whether technical feasibility and commercial viability of extracting a mineral resource are demonstrable which influences the classification of expenditure.

•	Carrying value of assets may be affected due to changes in estimated mineral reserves and resources if the change is considered an indicator of impairment.

•	Site closure provisions may change where reserve estimate changes affect expectations about when such activities will occur and the associated cost of these activities.

The mineral resource and mineral reserve estimates are based on information compiled by qualified persons within the meaning of National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”). Such information includes geological and technical data on the size, depth, shape and grade of the ore body and suitable production techniques and recovery rates. Such an analysis requires complex geological judgements to interpret the data. The estimation of recoverable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements and production costs, along with geological assumptions and judgements made in estimating the size and grade of the ore body

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years Ended December 31, 2020 and 2019

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

As the economic assumptions used may change and as additional geological information is produced during the operation of a mine, estimates of mineral resources and mineral reserves may change.

(c)	Title to mineral properties

Although the Company has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company’s title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects. Further, we make judgements for properties where concessions terms have expired, and a renewal application has been made and is awaiting approval. We use judgement as to whether the concession renewal application is probable to be received, but ultimately this is beyond our control. If a renewal application is not approved, we could lose rights to those concession.

(d)	Assessment of impairment indicators

We apply judgement in assessing whether indicators of impairment exist for our E&E assets which could result in a test for impairment. We consider internal and external factors, such as our rights to explore, planned expenditures on E&E activities, the technical results of our E&E activities, and the potential for viable operations, to determine whether there are any indicators of impairment or reversal of a previous impairment.

We consider other factors such as typical practice in foreign jurisdictions related permit renewals, our continued ability to operate as usual while awaiting renewals, our continued performance under regulatory requirements, and the ongoing acceptance by authorities of our annual fees.

(e)	Value added taxes

Our operations involve dealing with uncertainties and judgements in the application of complex tax regulations in multiple jurisdictions.

VAT receivables are generated on the purchase of supplies and services by our companies. The timing and collection of VAT receivables is uncertain as VAT refund procedures in certain jurisdictions require a significant amount of documentation and follow-up. We are exposed to liquidity risk, credit risk and currency risk with respect to our VAT recoverable balances if tax authorities are unwilling to make payments in a timely manner pursuant to our refund filings.

The timing of receipt of Mexican VAT is uncertain. Consequently, we have presented this item as non-current.

(f)	Fair value measurement

Management uses valuation techniques in measuring the fair value of share options granted and restricted share units, deferred share units, and bonus shares awarded. Such valuation techniques are also used for estimating the fair value upon initial recognition of the Newmont loan, which is interest free.

We determine the fair value of share based payments awarded using the Black Scholes option pricing model which requires us to make certain estimates, judgements, and assumptions in relation to the expected life of the share options, expected volatility, expected risk-free rate, and expected forfeiture rate.

Changes to these assumptions could have a material impact on the Company’s financial statements.

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years Ended December 31, 2020 and 2019

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

(g)	Newmont Loan measurement

The Newmont loan is to be repaid upon declaration of commencement of commercial production of a heap leach operation at the Camino Rojo Project. Determining the date of repayment requires judgement and involves estimation uncertainty. Any unforeseen delays (such as those caused by COVID-19, or otherwise) may impact the declaration of commercial production date and consequently the maturity date used to measure the loan. Changes in the date will result in modification gains or losses.

6.	MINERAL PROPERTIES

The Company’s mineral properties consist of the Camino Rojo Project, the Cerro Quema Project, and the Monitor Gold Project.

(a)	Camino Rojo Project

The Camino Rojo Project lies 190 km NE of the city of Zacatecas, 48 km S-SW of the town of Concepcion del Oro, and 54 km S-SE of Newmont Corporation’s (“Newmont”) Peñasquito Mine. In November 2017, we acquired the Camino Rojo Project, a gold and silver oxide heap leach project located in Zacatecas State, Mexico, from Goldcorp Inc. (now called Newmont Corporation). A 2% net smelter return royalty (the “Royalty”) on the sale of all metal production from the oxide material at Camino Rojo was granted to Newmont as part of the acquisition. The Royalty was subsequently acquired by Maverix Metals Inc. on October 29, 2020.

The Company and Newmont also entered into an option agreement regarding the potential development of sulphide operations at Camino Rojo. Pursuant to the option agreement, Newmont will, subject to the applicable sulphide project meeting certain thresholds, have an option to acquire a 60% or 70% interest in the applicable sulphide project (“Sulphide Option”). The Royalty excludes revenue on the sale of metals produced from a sulphide project. However, should Newmont decide not to elect to acquire an interest in an applicable sulphide project, Newmont would be entitled to a 2% net smelter return royalty on metals produced from the sulphide material.

The Company has received all permits and satisfied all conditions for the construction of a mine at Camino Rojo. Effective November 30, 2020, this project was removed from mineral property interests and reclassified to mineral properties under development and construction. Upon moving this project from exploration and evaluation to development, we tested it for impairment. Factors considered in the impairment test included mineral reserves, future commodity prices, construction and sustaining capital costs, operating costs, and relevant taxes. Other factors considered included discount rates incorporating the time value of money and the risks specific to the Camino Rojo project. We concluded no impairment was necessary.

(b)	Cerro Quema Project

The Cerro Quema Project is located on the Azuero Peninsula in Los Santos Province, Panama. The project is at the exploration and development stage for a proposed open pit mine with process by heap leaching.

In December 2016, we acquired 100% of the Cerro Quema Project by acquiring Pershimco Resources Inc. through the issuance of a combination of Orla common shares and warrants, and the assumption of Pershimco’s long term debt, which we subsequently paid off. We own the mineral rights as well as the surface rights over the current mineral resource areas, proposed mine development areas, and priority drill target areas.

The original 20-year terms for these concessions expired in February and March of 2017. The Company has applied for the prescribed ten year extension to these concessions as it is entitled to under Panamanian mineral law. In March 2017, the Ministry of Commerce and Industry provided written confirmation to the Company that the extension applications had been received and that exploration work could continue while the Company awaits renewal of the concessions. As of the date of these financial statements, final concession renewals have not been received; however, we continue to receive ongoing drilling, water use, environmental and other permits, and have paid concession taxes, in the normal course.

(c)	Monitor Gold Project

The Monitor Gold Project consists of three separate option agreements consisting of 422 claims covering 3,416 hectares in Nye County, Nevada, USA.

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years Ended December 31, 2020 and 2019

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

In 2019, the payments required under the option agreements consisted of $50,000 in share issuances, a $20,000 in advance royalty payments, and $30,000 in work commitments, all of which requirements were met by the Company. For 2020, these consist of $40,000 in advance royalty payments, and $75,000 in work commitments, both of which requirements for 2020 have been met. To maintain the option agreements in good standing, minimum payments and work commitments are required each year until 2038.

(d)	Mineral property interest assets

	Camino Rojo	Cerro Quema	Monitor Gold	Total
Acquisition costs at historical rates
At January 1, 2019	$42,615	$82,429	$314	$125,358
Additions	—	—	—	—
At December 31, 2019	$42,615	$82,429	$314	$125,358
Additions	—	—	—	—
Transferred to mineral properties under development and construction (note 7)	(39,272)	—	—	(39,272)
Transferred to value added taxes recoverable	(3,343)	—	—	(3,343)
At December 31, 2020	$—	$82,429	$314	$82,743

Accumulated foreign exchange on translation
At January 1, 2019	$(1,259)	$—	$—	$(1,259)
Due to changes in exchange rates	1,544	—	—	1,544
At December 31, 2019	285	—	—	285
Due to changes in exchange rates	(2,414)	—	—	(2,414)
Transferred to mineral properties under development and construction (note 7)	2,129	—	—	2,129
At December 31, 2020	$—	$—	$—	$—

Acquisition costs
At December 31, 2019	$42,900	$82,429	$314	$125,643
At December 31, 2020	$—	$82,429	$314	$82,743

During the year ended December 31, 2020, the Company filed to recover $3,343,000 in value added taxes paid on the initial acquisition of the Camino Rojo project. Accordingly, we reclassified this amount to value added taxes recoverable.

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years Ended December 31, 2020 and 2019

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

7.	MINERAL PROPERTIES UNDER DEVELOPMENT AND CONSTRUCTION

During the year ended December 31, 2020, we commenced construction activities at the Camino Rojo project.

	Mineral properties	Deposits to vendors on construction assets	Construction in progress	Other costs capitalized	Total
Mineral properties under development and construction, at historical rates
At December 31, 2019	$—	$—	$—	$—	$—
Transferred from mineral properties (note 6)	39,272	—	—	—	39,272
Additions	—	28,079	4,845	—	32,924
Borrowing costs capitalized (note 11)	—	—	—	672	672
Change in site closure provision	—	—	—	164	164
At December 31, 2020	$39,272	$28,079	$4,845	$836	$73,032

Accumulated foreign exchange on translation
At December 31, 2019	$—	$—	$—	$—	—
Transferred from mineral properties (note 6)	(2,129)	—	—	—	(2,129)
Due to changes in exchange rates	—	—	315	54	369
At December 31, 2020	$(2,129)	$—	$315	$54	$(1,760)

Carrying value
At December 31, 2019	$—	$—	$—	$—	$—
At December 31, 2020	$37,143	$28,079	$5,160	$890	$71,272

Borrowing costs on the Camino Rojo project loan (note 11) have been capitalized during the year, commencing December 1, 2020, and amounted to $0.7 million (2019 – $nil).

The figures in the above totals do not include deposits which have been made on key components and construction items related to the Camino Rojo project, which at December 31, 2020, totaled approximately $28.1 million (December 31, 2019 – $nil).

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years Ended December 31, 2020 and 2019

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

8.	EQUIPMENT

The following table summarizes information for the year ended December 31, 2020:

	Cost
	Begin of year	Changes during the year	Effect of exchange rate changes	End of year
Machinery and equipment	$324	$53	$(5)	$372
Office equipment	36	20	—	56
Computers and software	150	160	10	320
Other equipment	—	19	1	20
Vehicles	21	35	3	59
Right of use assets buildings	89	117	8	214
Right of use assets vehicles	—	116	8	124
Total	$620	$520	$25	$1,165

	Accumulated depreciation
	Begin of year	Changes during the year	Effect of exchange rate changes	End of year
Machinery and equipment	$205	$25	$4	$234
Office equipment	15	3	—	18
Computers and software	96	30	7	133
Other equipment	—	1	—	1
Vehicles	2	8	1	11
Right of use assets buildings	18	36	1	55
Right of use assets vehicles	—	3	—	3
Total	$336	$106	$13	$455

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years Ended December 31, 2020 and 2019

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

	Net book value
	Begin of year	End of year
Machinery and equipment	$119	$138
Office equipment	21	38
Computers and software	54	187
Other equipment	—	19
Vehicles	19	48
Right of use assets buildings	71	159
Right of use assets vehicles	—	121
Total	$284	$710

The following table summarizes information for the year ended December 31, 2019:

	Cost
	Begin of year	Changes during the year	Effect of exchange rate changes	End of year
Machinery and equipment	$311	$3	$10	$324
Office equipment	32	4	—	36
Computers and software	135	8	7	150
Vehicles	21	—	—	21
Buildings – leases	—	87	2	89
Total	$499	$102	$19	$620

	Accumulated depreciation
	Begin of year	Changes during the year	Effect of exchange rate changes	End of year
Machinery and equipment	$150	$49	$6	$205
Office equipment	12	3	—	15
Computers and software	73	17	6	96
Vehicles	12	(10)	—	2
Buildings – leases	—	18	—	18
Total	$247	$77	$12	$336

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years Ended December 31, 2020 and 2019

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

	Net book value
	Begin of year	End of year
Machinery and equipment	$161	$119
Office equipment	20	21
Computers and software	62	54
Vehicles	9	19
Buildings – leases	—	71
Total	$252	$284

9.	VALUE ADDED TAXES RECOVERABLE

Our Mexican entities pay value added taxes (called “IVA” in Mexico) on certain goods and services we purchase.

Value added taxes paid in Mexico are fully recoverable. However, IVA recovery returns in Mexico are subject to complex filing requirements and detailed audit or review by the fiscal authorities. Consequently, the timing of receipt of refunds is uncertain. Accordingly, we have classified Mexican value added taxes recoverable as long term.

10.	TRADE AND OTHER PAYABLES AND ACCRUED LIABILITIES

(a)	Trade and other payables

	December 31, 2020	December 31, 2019
Trade payables	$2,583	$492
Payroll related liabilities	658	208
Lease obligations – current	131	23
Withholding taxes payable	11	—
Interest payable on Camino Rojo project loan	—	79
	$3,383	$802

(b)	Accrued liabilities

	December 31, 2020	December 31, 2019
Land and water fees	$1,852	$—
Construction-related	1,082	—
Payroll related	725	833
Other	684	745
	$4,343	$1,578

11.	CAMINO ROJO PROJECT LOAN

In December 2019, the Company entered into a loan agreement with Trinity Capital Partners Corporation (“Trinity Capital”) and certain other lenders with respect to a credit debt facility of US$125 million for the development of the Camino Rojo Oxide Gold Project (the “Credit Facility”).

The Credit Facility provides a total of US$125 million to the Company, available in three tranches, to be used for the development of the Camino Rojo project, funding a portion of the Layback Agreement (note 24(a)), and normal course corporate purposes. The first tranche of US$25 million was drawn down by the Company on December 18, 2019 upon execution of the definitive loan documentation. The second tranche of US$50 million was drawn down on October 30, 2020. The third tranche provides US$50 million is available for drawn down until April 30, 2021, available for drawdown after satisfaction of conditions precedent.

The Credit Facility is denominated in United States dollars, and bears interest at 8.80% per annum, payable quarterly commencing March 31, 2020, and is secured by all the assets of the Camino Rojo Project and the fixed assets of the Cerro Quema Project. The principal amount is due upon maturity at December 18, 2024, with no scheduled principal re-payments prior to maturity. The Company may prepay the loan, in full or in part, at any time during the term without penalty, by using cash flow from operations. The Credit Facility does not impose on the Company any mandatory requirements of hedging, production payments, offtake, streams, or royalties.

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years Ended December 31, 2020 and 2019

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

On December 18, 2019, the Company issued 32.5 million common share purchase warrants (with an exercise price of C$3.00 per warrant and expiry date of December 18, 2026) to the lenders in connection with the closing of the Credit Facility.

Commencing December 1, 2020, we capitalized the interest on this loan to mineral properties under development and construction. During the year ended December 31, 2020, we capitalized $672,000 (2019 – $nil) (note 7).

	Loan advances	Transaction costs deducted	Net
At January 1, 2019	$—	$—	$—
Advances during the year	25,000	—	25,000
Cash transaction costs	—	3,158	(3,158)
Warrants issued to the lenders	—	8,968	(8,968)
Amortization of the transaction costs	—	(86)	86
Foreign exchange	—	(1)	1
At December 31, 2019	$25,000	$12,039	$12,961
Advances during the year	50,000	—	50,000
Cash transaction costs	—	2,475	(2,475)
Amortization of the transaction costs	—	(632)	632
Foreign exchange	—	422	(422)
At December 31, 2020	$75,000	$14,304	$60,696

12.	NEWMONT LOAN

As part of the Company’s acquisition of the Camino Rojo project from Newmont, Newmont agreed to provide interest-free loans to the Company for all the annual landholding costs on the Camino Rojo project from November 7, 2017 until December 31, 2019. The loans are to be repaid upon declaration of commencement of commercial production of a heap leach operation at the Camino Rojo Project. To the date of these financial statements, 219,446,000 pesos had been advanced by Newmont under this agreement. No further advances in respect of this loan are expected.

The original agreement provided that the Company may, at its option, repay any amounts owing to Newmont, prior to maturity, in the form of (a) a lump sum cash payment, (b) the issuance of additional common shares of the Company, or (c) a combination of cash and shares (subject to certain maximum ownership limits). During the reporting period, the Company agreed with Newmont that the repayment would be made in cash.

Because the loan is non-interest bearing, for accounting purposes at the date of each advance, we discount the expected payments using a risk-adjusted discount rate and an estimated repayment date. A rate of 14.6% was used for the advance received during 2019 (2018 – 15.4%). Amounts received in excess of fair value on the date of the advances were credited to exploration expense.

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years Ended December 31, 2020 and 2019

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

	Mexican pesos (thousands)	Mexican pesos (thousands)	US dollars
	Undiscounted	Discounted	(thousands)
At January 1, 2019	121,865	87,917	$4,475
Advances received	97,601	72,897	3,787
Accretion during the year	—	21,886	1,110
Foreign exchange	—	—	275
At December 31, 2019	219,466	182,700	$9,647
Accretion during the year	—	27,713	1,295
Modification gains arising from changes in estimates	—	(22,093)	(1,032)
Foreign exchange	—	—	(470)
At December 31, 2020	219,466	188,320	$9,440

13.	EXPLORATION AND EVALUATION EXPENSES

Year ended December 31, 2020	Camino Rojo	Cerro Quema	Monitor Gold	Other	Total
Assays and analysis	$62	$21	$1	$—	$84
Drilling	892	270	—	—	1,162
Geological	978	378	11	—	1,367
Engineering	676	396	—	—	1,072
Environmental	147	185	—	—	332
Community and government	3,304	457	—	—	3,761
Land, water use, and claims	4,347	—	121	—	4,468
Project management	—	10	—	—	10
Project review	—	—	—	43	43
Site activities	1,302	600	—	—	1,902
Site administration	1,152	1,148	3	—	2,303
Derecognition of site closure provision	(202)	—	—	—	(202)
	$12,658	$3,465	$136	$43	$16,302

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years Ended December 31, 2020 and 2019

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

Year ended December 31, 2019	Camino Rojo	Cerro Quema	Monitor Gold	Other	Total
Assays and analysis	$153	$38	$—	$—	$191
Drilling	1,174	5	—	—	1,179
Geological	872	493	35	—	1,400
Engineering	1,847	15	—	—	1,862
Environmental	473	95	—	—	568
Community and government	498	357	—	—	855
Land, water use, and claims	4,277	84	160	—	4,521
Project management	691	—	—	—	691
Project review	—	—	—	116	116
Site activities	1,240	491	—	—	1,731
Site administration	600	1,236	3	—	1,839
	$11,825	$2,814	$198	$116	$14,953

14.	INTEREST AND FINANCE COSTS

(a)	Interest and finance costs

	2020	2019
Accretion on Camino Rojo project loan (note 11)	$2,860	$162
Accretion on Newmont loan (note 12)	1,295	1,110
Interest expense on leases	7	4
Interest income	(267)	(107)
	$3,895	$1,169

(b)	Interest and finance costs presentation changes

The Company made changes to the December 31, 2019 interest and finance presentation to provide more relevant information and ensure comparability between reporting periods. Changes include disclosing Interest expense on leases separately and presenting Accretion on Camino Rojo project loan and Amortization of project loan transaction cost together.

	2019	2019	2019
	Before changes	After changes	Adjustment
Interest income	(107)	(107)	—
Accretion on Newmont Loan	1,110	1,110	—
Interest expense	81	—	81
Amortization of project loan transaction costs	85	—	85
Accretion on Camino Rojo project loan	—	162	(162)
Interest expense on leases	—	4	(4)
	1,169	1,169	$—

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years Ended December 31, 2020 and 2019

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

15.	SHARE CAPITAL

(a)	Authorized share capital

The Company’s authorized share capital consists of an unlimited number of common shares without par value and an unlimited number of preferred shares without par value.

(b)	Issued share capital

On April 3, 2020, the Company closed an equity financing of 36,600,000 common shares at a price of C$2.05 per common share for aggregate gross proceeds to the Company of C$75,030,000 ($53,368,000). Transaction costs amounted to $2,034,000.

During the year ended December 31, 2020, the Company issued:

•	2,057,606 (December 31, 2019 – 6,167,500) common shares pursuant to the exercise of warrants for proceeds of $2,858,000 (December 31, 2019 – $2,892,000) (note 16(c)).

•	2,112,103 (December 31, 2019 – 1,358,491) common shares pursuant to the exercise of stock options for proceeds of $1,823,000 (December 31, 2019 – $1,198,000) (note 16(a)).

•	414,063 (December 31, 2019 – 202,667) common shares pursuant to the vesting of RSUs (note 16(b)).

•	1,000,000 (December 31, 2019 – nil) common shares pursuant to the vesting of bonus shares (note 16(d)).

(c)	Warrants

During 2019, we announced an Early Warrant Exercise Incentive Program, the purpose of which was to encourage the early exercise of the Company’s warrants which are scheduled to expire on July 8, 2021 (the “July 2021 warrants”). Under the incentive program, holders of such warrants were entitled to receive one full new warrant (the “Incentive Warrant”) if they exercised their July 2021 warrants prior to July 12, 2019. Each Incentive Warrant is exercisable into one common share of the Company at a price of $1.65 expiring June 12, 2022. Pursuant to this program, the Company issued 5,842,500 Incentive Warrants upon the exercise of the same number of July 2021 warrants.

In December 2019, the Company issued 32.5 million common share purchase warrants in connection with the closing of the Credit Facility (note 11).

The following summarizes information about warrants outstanding during 2020:

Expiry date	Exercise price		December 31 2019		Issued	Exercised		December 31 2020
February 15, 2021	C$	2.35		8,790,600	—		(1,007,606)		7,782,994
July 8, 2021	C$	0.62		570,000	—		(200,000)		370,000
June 12, 2022	C$	1.65		5,842,500	—		(850,000)		4,992,500
November 7, 2022	C$	1.40		3,000,000	—		—		3,000,000
December 18, 2026	C$	3.00		32,500,000	—		—		32,500,000
Total number of warrants				50,703,100	—		(2,057,606)		48,645,494

Weighted average exercise price			C$	2.61	—	C$	1.89	C$	2.64

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years Ended December 31, 2020 and 2019

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

The following summarizes information about warrants outstanding during 2019:

Expiry date	Exercise price		December 31 2018		Issued		Exercised		December 31 2019
February 15, 2021	C$	2.35		8,790,600		—		—		8,790,600
July 8, 2021	C$	0.62		6,737,500		—		(6,167,500)		570,000
June 12, 2022	C$	1.65		—		5,842,500		—		5,842,500
November 7, 2022	C$	1.40		3,000,000		—		—		3,000,000
December 18, 2026	C$	3.00		—		32,500,000		—		32,500,000
Total number of warrants				18,528,100		38,342,500		(6,167,500)		50,703,100

Weighted average exercise price			C$	1.57	C$	2.79	C$	0.62	C$	2.61

Subsequent to the reporting period, the Company issued 7,439,744 common shares for proceeds of C$ 17,483,398 ($13,766,000) pursuant to the exercise of warrants (note 24(b)).

16.	SHARE-BASED PAYMENTS

The Company has four different forms of share-based payments for eligible recipients – stock options, restricted share units (“RSUs”), deferred share units (“DSUs”), and bonus shares.

	Year ended December 31
Share based payments expense	2020	2019
Stock options (note 16(a))	$1,635	$1,430
Restricted share units (note 16(b))	545	418
Deferred share units (note 16(c))	213	276
Bonus shares (note 16(d))	130	429
Share based payments expense	$2,523	$2,553

(a)	Stock options

Stock options granted by the Company typically have a five-year life, with one third each vesting on grant date, and one year and two years after grant date.

	2020			2019
Stock options outstanding	Number	Weighted average exercise price		Number	Weighted average exercise price
Beginning of year	9,917,336	C$	1.20	9,124,005	C$	1.23
Granted	2,233,438		2.91	2,199,322		1.08
Exercised	(2,112,103)		1.15	(1,358,491)		1.16
Expired, forfeited or cancelled	(78,744)		1.17	(47,500)		1.48
End of year	9,959,927	C$	1.60	9,917,336	C$	1.20

Vested, end of year	7,774,007	C$	1.39	7,229,622	C$	1.22

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years Ended December 31, 2020 and 2019

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

	2020		2019
Number granted		2,233,438		2,199,322
Grant date fair value	C$	2,729	C$	1,049
Weighted average of assumptions used:
Expected volatility		48%		49%
Expected life		5 years		5 years
Canadian dollar risk free interest rate		0.5%		1.5%
Dividends		nil		nil

The stock options outstanding at December 31, 2020, were as follows:

Expiry date	Exercise price (C$)	Remaining life (years)	Number	Number vested
January 27, 2021	0.15	0.1	225,000	225,000
January 27, 2021	0.81	0.1	39,900	39,900
June 23, 2022	1.39	1.5	2,310,000	2,310,000
May 31, 2023	1.25	2.4	980,000	980,000
June 27, 2023	1.25	2.5	1,012,014	1,012,014
September 10, 2023	1.25	2.7	100,000	100,000
November 13, 2023	1.30	2.9	1,000,000	1,000,000
March 29, 2024	1.06	3.2	1,850,227	1,226,818
May 15, 2024	1.00	3.4	117,450	78,300
August 13, 2024	1.65	3.6	103,212	68,808
March 25, 2025	2.21	4.2	1,022,124	333,166
April 16, 2025	2.39	4.3	600,000	200,000
April 20, 2025	2.58	4.3	50,000	16,667
July 1, 2025	3.82	4.5	300,000	100,000
August 24, 2025	6.03	4.6	200,000	66,667
September 1, 2025	5.80	4.7	50,000	16,667
Total number of stock options			9,959,927	7,774,007

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years Ended December 31, 2020 and 2019

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

The stock options outstanding at December 31, 2019, were as follows:

Expiry date	Exercise price (C$)	Remaining life (years)	Number	Number vested
November 27, 2020	0.15	0.9	550,000	550,000
December 3, 2020	0.81	0.9	76,000	76,000
June 23, 2022	1.39	2.5	3,465,000	3,465,000
May 31, 2023	1.25	3.4	1,050,000	700,000
June 27, 2023	1.25	3.5	1,427,014	938,848
September 10, 2023	1.25	3.7	150,000	100,000
November 13, 2023	1.30	3.9	1,000,000	666,667
March 29, 2024	1.06	4.2	1,978,660	659,553
May 15, 2024	1.00	4.4	117,450	39,150
August 13, 2024	1.65	4.6	103,212	34,404
Total number of stock options			9,917,336	7,229,622

Subsequent to the reporting period, 549,900 stock options were exercised, for gross proceeds to the Company of C$423,700 ($333,600) (note 24).

(b)	Restricted Share Units

Restricted Share Units (“RSU’s) awarded by the Company typically vest one-third each one, two, and three years after award date.

Number of RSUs outstanding:
	2020	2019
Outstanding, January 1	1,014,972	368,000
Awarded	320,447	849,639
Vested and settled	(414,063)	(202,667)
Vested but not yet settled at reporting date	—	—
Outstanding, December 31	921,356	1,014,972

Number of RSUs outstanding:		Number vesting in the year
	Total	2020	2021	2022	2023
Outstanding, December 31, 2019	1,014,972	365,881	365,880	283,211	—
Outstanding, December 31, 2020	921,356	—	448,607	365,935	106,814

RSUs are valued based on the closing price of the Company’s common shares immediately prior to award.

(c)	Deferred Share Units

The Deferred Share Units (“DSUs”) awarded by the Company to directors typically vest immediately, but are not settled until the end of the director’s tenure.

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years Ended December 31, 2020 and 2019

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

Number of DSUs outstanding:
	2020	2019
Outstanding, January 1	508,780	180,000
Awarded and vested immediately	135,745	328,780
Settled	—	—
Outstanding, December 31	644,525	508,780

Of which, number of DSUs vested at December 31	644,525	508,780

DSUs are valued based on the closing price of the Company’s common shares immediately prior to award.

(d)	Bonus shares

During 2017, the Board of Directors awarded 500,000 common shares to the non-executive Chairman of the Company as bonus shares. The bonus shares are subject to a vesting period from June 19, 2017 to June 18, 2020 (the “Eligibility Period”). If the non-executive Chairman ceases to be the director of the Company before the Eligibility Period ends, the bonus shares will be forfeited. The bonus shares will become issuable (1) after the Eligibility Period on the date that the non-executive Chairman ceases to act as a director of the Company, or (2) upon a change of control of the Company.

We estimated the fair value of the bonus shares ($1.31 each) based on the market price of the common shares at the date of the grant. The amount of $655,000 was recognized on a straight line basis over the Eligibility Period.

On November 13, 2018, the Board of Directors awarded 1,000,000 bonus shares to an officer of the Company. The bonus shares were structured in four tranches of 250,000 bonus shares each, vesting and issuable upon the achievement of certain share price thresholds particular to each tranche. Upon initial recognition we estimated the dates that each of these market condition tranches would vest, such dates ranging from December 2019 to March 2022. The award date fair value ($537,000, or $0.537 per bonus share) is recognized on a straight line basis over the estimated vesting periods. All four tranches vested during the year ended December 31, 2020. Consequently, the total fair value has been recognized as at December 31, 2020.

Number of bonus shares outstanding:
	2020	2019
Outstanding, January 1	1,500,000	1,500,000
Vested and issued during the year	(1,000,000)	—
Outstanding, December 31	500,000	1,500,000

Vested, end of year	500,000	—

17.	RELATED PARTY TRANSACTIONS

The Company’s related parties include:

Related party	Nature of the relationship
Key management personnel	Key management personnel are the Chief Executive Officer, the Chief Operating Officer, the Chief Financial Officer, the Senior Vice President Exploration, and members of the Board of Directors of the Company.

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years Ended December 31, 2020 and 2019

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

(a)	Key Management Personnel

Compensation to key management personnel was as follows:

	Year ended December 31
	2020	2019
Short term incentive plans
Salaries	$1,361	$941
Directors’ fees	171	160
	1,532	1,101
Termination benefits	—	284
Share based payments	1,859	2,080
Total	$3,391	$3,465

(b)	Transactions

The Company had no other material transactions with related parties other than key management personnel during the years ended December 31, 2020 and 2019.

(c)	Outstanding balances at the Reporting Date

At December 31, 2020, estimated accrued short term incentive compensation totaled $773,000 and was included in accrued liabilities (December 31, 2019 – $540,000).

18.	SUPPLEMENTAL CASH FLOW INFORMATION

(a)	Cash and cash equivalents

Cash consists of the following:

	December 31, 2020	December 31, 2019
Bank current accounts and cash on hand	$72,180	$23,106

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years Ended December 31, 2020 and 2019

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

(b)	Non-cash investing and financing activities

The non-cash investing and financing activities of the Company include the following:

	2020	2019
Financing activities
Stock options exercised, credited to share capital with an offset to reserves	1,479	1,070
Common shares issued upon maturity of RSUs, credited to share capital with an offset to reserves	333	190
Warrants exercised, credited to share capital with an offset to reserves	506	1,545
Warrants issued for transaction costs, charged to project loan with an offset to reserves	—	8,913

Investing activities
Initial recognition of right of use asset with an offset to lease obligation	233	87
Marketable securities adjustment included in account receivable with an offset to other gains	25	—

(c)	Reclassification in the consolidated statements of cash flows

The Company made changes to the December 31, 2019 cash flow information presentation and classifications to provide more relevant information and ensure comparability between reporting periods.

Changes in the presentation and classification include the following:

	2019	2019	2019
	As previously presented	Reclassification	As now presented
Operating activities
Accretion of the Newmont loan	1,110	(1,110)	—
Amortization of project loan transaction costs	85	(85)	—
Interest expense on lease	4	(4)	—
Lease payments	(49)	49	—
Interest and finance cost (note 14)	—	1,169	1,169
Accounts receivable	190	(190)	—
Prepaid expenses	105	(105)	—
Accounts receivable and prepaid expenses	—	295	295
Interest income received	—	107	107
Total changes in operating activities	1,445	$126	1,571

Financing activities
Lease payments	—	(49)	(49)

Effects of exchange rate changes on cash	878	(77)	801
Total	2,323	$—	2,323

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years Ended December 31, 2020 and 2019

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

19.	SEGMENT INFORMATION

(a)	Reportable segments

The operating segments of the Company are based on the reports which are reviewed by the chief operating decision maker (“CODM”) in making strategic resource allocation decisions. These operating segments are the Panamanian projects, the Mexican projects, and the corporate office. The projects are each managed by a dedicated General Manager and management team. Additionally, the corporate office oversees the plans and activities of early stage exploration projects, such as the Monitor Gold project.

None of these segments generate revenue from external customers, and each of the projects are focused on the exploration and evaluation of mineral properties.

(b)	Geographic segments

We conduct our activities in four geographic areas: Mexico, Panama, the United States, and Canada.

(i)	Loss for the year by segment

	Mexico	Panama	USA	Canada	Total
Year ended December 31, 2020
Exploration and evaluation expenses (note 13)	$12,658	$3,465	$136	$43	$16,302
General and administrative expenses	—	—	—	4,330	4,330
Depreciation	34	22	—	50	106
Share based payments	—	—	—	2,523	2,523
Interest and finance costs	1,294	—	—	2,601	3,895
Foreign exchange loss	481	—	—	1,114	1,595
Other (gains) and losses	(1,032)	—	—	(25)	(1,057)
Loss for the year	13,435	3,487	136	10,636	27,694

	Mexico	Panama	USA	Canada	Total
Year ended December 31, 2019
Exploration and evaluation expenses (note 13)	$11,825	$2,814	$198	$116	$14,953
General and administrative expenses	—	—	—	3,260	3,260
Depreciation	22	38	—	18	78
Share based payments	—	—	—	2,553	2,553
Interest and finance costs	1,110	—	—	59	1,169
Foreign exchange loss (gain)	65	—	—	94	159
Loss for the year	13,022	2,852	198	6,100	22,172

(ii)	Assets and liabilities by segment

	Mexico	Panama	USA	Canada	Total
At December 31, 2020
Equipment	$463	$73	$—	$174	$710
Mineral properties under development and construction	71,272	—	—	—	71,272
Mineral property interests	—	82,429	314	—	82,743
Total assets	82,781	83,260	314	72,840	239,195
Total liabilities	(15,530)	(634)	—	(62,450)	(78,614)

	Mexico	Panama	USA	Canada	Total
At December 31, 2019
Equipment	$140	$48	$—	$96	$284
Mineral properties	42,900	82,429	314	—	125,643
Total assets	44,640	83,167	314	22,907	151,028
Total liabilities	(10,325)	(505)	—	(15,038)	(25,868)

20.	CAPITAL MANAGEMENT

Our objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the exploration, evaluation, and development of our mineral properties and to maintain a flexible capital structure. In the management of capital, we include long term loans and share capital.

There were no changes to our policy for capital management during the year.

We manage our capital structure and adjust it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the Company’s capital structure, we may issue new shares, take on additional debt, or acquire or dispose of assets. To maximize ongoing development efforts, we do not currently pay dividends.

At the end of 2019, we entered into a $125 million project loan (note 11) in respect of the Camino Rojo project pursuant to which we have drawn $75 million (December 31, 2019 – $25 million) and $50 million remains to be drawn down. The project loan requires us to maintain a minimum working capital of $5 million.

Our investment policy is to invest the Company’s excess cash in low risk financial instruments such as term deposits and higher yield savings accounts with major Canadian banks. By using this strategy, the Company preserves its cash resources and is able to marginally increase these resources through the yields on these investments. Our financial instruments are exposed to certain financial risks, which include currency risk, credit risk, liquidity risk and interest rate risk.

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years Ended December 31, 2020 and 2019

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

Our ability to carry out our long-range strategic objectives in future years depends on our ability to generate positive cash flows from our mining operations and to raise financing from lenders, shareholders, and other investors. We continue to regularly review and consider financing alternatives to fund the Company’s ongoing exploration and development activities.

21.	FINANCIAL INSTRUMENTS

(a)	Fair value hierarchy

To provide an indication of the reliability of the inputs used in determining fair value, we classify our financial instruments into the three levels prescribed by the accounting standards.

Level 1	The fair value of financial instruments traded in active markets (such as publicly traded equity securities) is based on quoted (unadjusted) market prices as at the reporting date. The quoted market price used for financial assets held by the Company is the closing trading price on the reporting date. Such instruments are included in Level 1.

Level 2	The fair value of financial instruments that are not traded in an active market is determined using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, we include that instrument in Level 2.

Level 3	If one or more of the significant inputs is not based on observable market data, the instrument is included in Level 3. We have no financial assets or liabilities included in Level 3 of the hierarchy.

At December 31, 2020, the carrying values and fair values of our financial instruments by category were as follows:

			Fair value
	Classification	Carrying value	Quoted prices in active market for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Approximate fair value due to short term nature of the instrument	Total Fair Value
Financial assets
Cash and cash equivalents	FVTPL	$72,180	$72,180	$—	$—	$—	$72,180
Accounts receivable	Amortized cost	39	25	—	—	14	39
Restricted funds	Amortized cost	2,783	—	2,783	—	—	2,783
		$75,002	72,205	$2,783	$—	$14	$75,002

Financial liabilities
Trade payables	Amortized cost	$2,583	$—	$—	$—	$2,583	$2,583
Lease obligation	Amortized cost	274	—	274	—	—	274
Camino Rojo project loan	Amortized cost	60,696	—	66,443	—	—	66,443
Newmont loan	Amortized cost	9,440	—	9,875	—	—	9,875
		$72,993	$—	$76,592	$—	$2,583	$79,175

The fair value of the Camino project loan at December 31, 2020 was estimated at $66.4 million (December 31, 2019 – $16.1 million) using a discount rate of 10.8% (December 31, 2019 – 10.6%). The fair value of the Newmont loan at December 31, 2020 was estimated at $9.9 million using an exchange rate of 19.95 MXN/USD and a discount rate of 10.5%.

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years Ended December 31, 2020 and 2019

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

At December 31, 2019, the carrying values and fair values of our financial instruments by category were as follows:

			Fair value
	Classification	Carrying value	Quoted prices in active market for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Approximate fair value due to short term nature of the instrument	Total Fair value
Financial assets
Cash and cash equivalents	FVTPL	$23,106	$23,106	$—	$—	$—	$23,106
Accounts receivable	Amortized cost	18	—	—	—	18	18
Restricted funds	Amortized cost	509	—	509	—	—	509
		$23,633	23,106	$509	$—	$18	$23,633

Financial liabilities
Trade payables	Amortized cost	$779	$—	$—	$—	$779	$779
Lease obligation	Amortized cost	67	—	—	—	67	67
Camino Rojo project loan	Amortized cost	12,961	—	16,113	—	—	16,113
Newmont loan	Amortized cost	9,647	—	9,647	—	—	9,647
		$23,454	$—	$25,760	$—	$846	$26,606

Our policy is to determine whether transfers have occurred between levels in the hierarchy by re-assessing categorization at the end of the reporting period.

(b)	Financial Risk Management

(i)	Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to financial instruments fails to meet its contractual obligations. The Company’s exposure to credit risk is limited to cash and environmental bonding.

Our cash is held at large Canadian financial institutions in interest bearing accounts. Our reclamation deposits are held with large banks in the countries where they have been lodged. We believe that the credit risk related to our cash and reclamation deposits is negligible.

The Company’s maximum exposure to credit risk is the carrying value of cash and restricted funds.

(ii)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with its financial liabilities.

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years Ended December 31, 2020 and 2019

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

At December 31, 2020, our financial liabilities had expected maturity dates as follows:

	Less than 3 months	Between 3 months and 1 year	Between 1 year and 3 years	More than 3 years	Total
Financial liabilities
Trade payables	$2,583	$—	$—	$—	$2,583
Lease obligation	32	117	145	—	294
Camino Rojo project loan	1,650	4,950	13,200	81,050	100,850
Newmont loan	—	—	11,002	—	11,002
	$4,265	$5,067	$24,347	$81,050	$114,729

At December 31, 2019, our financial liabilities had expected maturity dates as follows:

	Less than 3 months	Between 3 months and 1 year	Between 1 year and 3 years	More than 3 years	Total
Financial liabilities
Trade payables	$779	$—	$—	$—	$779
Lease obligation	8	24	44	—	76
Camino Rojo project loan	—	—	—	25,000	25,000
Newmont loan	—	—	11,588	—	11,588
	$787	$24	$11,632	$25,000	$37,443

We manage liquidity by anticipating and maintaining adequate cash balances to meet liabilities as they become due. We review cash forecasts on a regular basis to determine whether the Company will have sufficient cash to meet future working capital needs.

(iii)	Market risk

Market risk is the risk that the fair value of the Company’s financial instruments will fluctuate due to changes in market prices. The significant market risks to which the Company’s financial instruments are exposed are currency risk and interest rate risk.

(A)	Currency risk

The Company is exposed to currency risk to the extent that monetary assets and liabilities held by the Company are not denominated in United States dollars. We have not entered into any foreign currency contracts or similar arrangements to mitigate this risk.

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years Ended December 31, 2020 and 2019

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

Our financial instruments are held in Canadian dollars (“CAD”), US dollars (“USD”), and Mexican pesos (“MXN”). As such, our Canadian- and Mexican-currency accounts and balances are subject to fluctuation against the US dollar. Our financial instruments were denominated in the following currencies as at December 31, 2020:

	Canadian dollars (thousands)	US dollars (thousands)	Mexican pesos (thousands)
Cash	$11,752	$62,809	$2,804
Accounts receivable	32	4	245
Restricted funds	86	473	44,726
Trade payables	(73)	(2,074)	(9,022)
Lease obligations	(194)	—	(2,471)
Camino Rojo project loan	—	(60,696)	—
Newmont loan	—	—	(188,319)
Total foreign currency	11,603	516	(152,037)
Exchange rate	1.2732	1.0000	19.9487
Equivalent US dollars	$9,113	$516	$(7,621)

Our financial instruments were denominated in the following currencies as at December 31, 2019:

	Canadian dollars (thousands)	US dollars (thousands)	Mexican pesos (thousands)
Cash	$1,248	$22,068	$1,426
Accounts receivable	—	2	317
Restricted funds	69	456	—
Trade payables	(448)	(15)	(2,493)
Lease obligations	(88)	—	—
Camino Rojo project loan	—	(12,961)	—
Newmont loan	—	—	(182,700)
Total foreign currency	781	9,550	(183,450)
Exchange rate	1.2988	1.0000	18.9394
Equivalent US dollars	$601	$9,550	$(9,686)

Based on the above net exposures as at December 31, 2020, and assuming that all other variables remain constant:

•	a 10% appreciation of the US dollar against the Canadian dollar would decrease loss by $828,220 and

•	a 10% appreciation of the Mexican peso against the Canadian dollar would increase loss by $692,460

(B)	Interest rate risk

Interest rate risk is the risk that the fair value or the future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Our cash and our reclamation deposits are held mainly in saving accounts and term deposits and therefore there is currently minimal interest rate risk. Because of the short-term nature of these financial instruments, fluctuations in market rates do not have a significant impact on estimated fair values compared to carrying value.

The Company’s interest rate risk arises principally from the changes in interest rates related to term deposits where our cash and reclamation deposits are held, as the Camino Rojo project loan has a fixed interest rate of 8.80% and the Newmont loan bears no interest.

A one percent increase in interest rates would result in a decrease of approximately $427,000 (December 31, 2019 - $57,400) to the Company’s loss for the year ended December 31, 2020.

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years Ended December 31, 2020 and 2019

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

22.	INCOME TAXES

(a)	Tax amounts recognized in profit or loss

	2020	2019
Current tax expense	$—	$—
Deferred tax expense	—	—
Tax expense	$—	$—

(b)	Reconciliation of effective tax rate

Income tax expense differs from the amount that would be computed by applying the applicable Canadian statutory income tax rate to income before income taxes. The significant reasons for the differences are as follows:

	2020	2019
Income (loss) before tax	$(27,694)	$(22,172)
Statutory income tax rate	26.6%	26.6%

Expected income tax	$(7,367)	$(5,898)
Differences between Canadian and foreign tax rates	(488)	(385)
Items not deductible for tax purposes	736	329
Share based compensation	671	680
Change in unrecognized deductible temporary differences	6,190	5,884
True ups	64	—
Effect of changes in tax rates from prior years	—	155
Effect of changes in foreign exchange rates	202	(723)
Other	(8)	(42)
Total income taxes	—	—

Effective tax rate	n/a	n/a

In 2020, the statutory income tax rate applicable to the Canadian parent entity was 26.6% (2019 – 26.6%).

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years Ended December 31, 2020 and 2019

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

(c)	Unrecognized deductible temporary differences

We recognize tax benefits on losses or other deductible amounts generated in countries where the probable criteria for the recognition of deferred tax assets has been met. The Company’s unrecognized deductible temporary differences for which no deferred tax asset is recognized consist of the following amounts.

	December 31
	2020	2019
Mineral properties and exploration expenditures	$43,807	$46,455
Equipment	1,700	1,876
Site closure provisions	518	576
Long term debt	282	—
Share issue costs	2,428	698
Long term debt	—	—
Non capital losses	46,073	35,129
Unrecognized deductible temporary differences	$94,808	$84,734

(d)	Recognized deferred tax assets and liabilities

Recognized deferred tax assets and liabilities are comprised of the following:

	December 31
	2020	2019
Long term debt	(322)	—
Non-capital loses	867	—
Other	(545)	—
Recognized deferred tax assets (liabilities)	$—	$—

(e)	Temporary difference on investment in subsidiaries

The temporary differences associated with investments in subsidiaries for which a deferred income tax liability has not been recognized, aggregate to US$3,328,000. The Company has determined that the taxable temporary difference will not reverse in the foreseeable future.

(f)	Tax loss carryforwards

Our tax losses have the following expiry dates.

	Tax losses	December 31
	expire in years	2020	2019
Canada	2026 to 2040	$39,108	$30,789
Mexico	2027 to 2030	5,317	410
Panama	2021 to 2025	4,678	3,172
United States	indefinite	—	758

23.	COMMITMENTS AND CONTINGENCIES

(a)	Commitments

During the year ended December 31, 2020, the Company issued purchase orders for equipment necessary for the construction of the Camino Rojo mine. At December 31, 2020, these outstanding purchase orders and contracts totaled approximately $49,050,000 (December 31, 2019 – $2,362,000), which we expect will be filled within the next 12 months.

At December 31, 2020, the Company was (subject to government approvals) committed to making payments totalling $25,000,000 plus refundable Mexican value added taxes in February 2021 pursuant to the Layback Agreement (note 24(a)) and a further $37,800,000 plus refundable Mexican value added taxes in subsequent years. The requisite government approvals were received in February 2021 and the Company made the first payment.

The Company is committed to making severance payments amounting to approximately $3,000,000 (December 31, 2019 – $1,960,000) to certain officers and management in the event of a change in control. As the likelihood of these events taking place is not determinable, such amounts are not reflected in these consolidated financial statements.

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years Ended December 31, 2020 and 2019

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

(b)	Litigation

We may, from time to time, be a party to legal proceedings, which arise in the ordinary course of our business. We are not aware of any pending or threatened litigation that, if resolved against us, would have a material adverse effect on our consolidated financial position, results of operations or cash flows.

24.	EVENTS AFTER THE REPORTING PERIOD

(a)	Layback Agreement

On December 21, 2020, we announced the Company had completed the Layback Agreement with Fresnillo following the previously announced non-binding letter agreement between Orla and Fresnillo dated March 23, 2020. Closing of the Layback Agreement was subject to receipt of approval from the Mexican Federal Competition Commission (known by its Spanish acronym “COFECE”), which approval was received on February 21, 2021.

The Layback Agreement allows Orla to expand the Camino Rojo Project oxide pit onto part of Fresnillo’s mineral concession located immediately north of Orla’s property. Orla will have access to oxide and transitional heap leachable mineral resources on Orla’s property below the open pit outlined in the 2019 Technical Report. The Layback Agreement provides Orla with the right to mine from Fresnillo’s mineral concession, and recover for Orla’s account, all oxide and transitional material amenable to heap leaching that are within an expanded open pit.

Pursuant to the terms of the Layback Agreement, we have agreed to pay Fresnillo total cash consideration of US$62.8 million through a staged payment schedule:

i.	US$25 million upon receipt of COFECE approval (paid February 22, 2021);

ii.	US$15 million upon the earlier of December 1, 2022, and 12 months following the commencement of commercial production at the Camino Rojo Project; and

iii.	US$22.8 million upon the earlier of December 1, 2023, and 24 months following the commencement of commercial production at the Camino Rojo Project.

The amounts payable after February 22, 2021 bear interest at 5% per annum, payable quarterly, until paid.

(b)	Share issuances upon exercise of warrants

Subsequent to the reporting period, the Company issued 7,439,744 common shares for proceeds of C$ 17,483,398 ($13,766,000) pursuant to the exercise of warrants (note 15(c)).

(c)	Share issuances upon exercise of stock options

Subsequent to the reporting period, 549,900 stock options were exercised, for gross proceeds to the Company of C$423,700 ($333,600) (note 16(a)).

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years Ended December 31, 2020 and 2019

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

25.	EFFECT OF THE CHANGE IN PRESENTATION CURRENCY

The effects of the change in presentation currency discussed in note 3 above were as follows.

(a)	Effect on the consolidated balance sheets as at December 31, 2019 and January 1, 2019

	December 31, 2019				January 1, 2019
	USD		CAD		USD		CAD
ASSETS
Current assets
Cash and cash equivalents	US$	23,106	C$	30,009	US$	12,234	C$	16,686
Accounts receivable		94		122		282		385
Prepaid expenses		52		64		151		206
		23,252		30,195		12,667		17,277
Restricted funds		509		662		150		205
Value added taxes recoverable		1,340		1,747		622		849
Equipment		284		370		252		344
Exploration and evaluation assets		125,643		163,383		124,099		169,282
TOTAL ASSETS	US$	151,028	C$	196,357	US$	137,790	C$	187,957

LIABILITIES
Current liabilities
Trade and other payables	US$	802	C$	1,042	US$	1,278	C$	1,743
Accrued liabilities		1,578		2,049		1,405		1,916
		2,380		3,091		2,683		3,659
Lease obligations		44		57		—		—
Camino Rojo project loan		12,961		16,833		—		—
Newmont loan		9,647		12,573		4,475		6,103
Accrued liabilities – long term		261		338		—		—
Site closure provisions		575		748		626		745
TOTAL LIABILITIES		25,868		33,640		7,784		10,507

SHAREHOLDERS’ EQUITY
Share capital		159,230		208,186		153,852		201,077
Reserves		30,061		39,348		19,931		25,960
Accumulated other comprehensive income (loss)		(1,575)		(1,036)		(3,393)		4,797
Accumulated deficit		(62,556)		(83,781)		(40,384)		(54,384)
TOTAL SHAREHOLDERS’ EQUITY		125,160		162,717		130,006		177,450

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	US$	151,028	C$	196,357	US$	137,790	C$	187,957

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years Ended December 31, 2020 and 2019

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

(b)	Effect on the consolidated statement of loss and comprehensive loss for the year ended December 31, 2019

	Year ended December 31, 2019
	USD		CAD
EXPLORATION AND EVALUATION EXPENSES
Assays and analysis	US$	191	C$	253
Drilling		1,179		1,564
Geological		1,400		1,858
Engineering		1,862		2,471
Environmental		568		754
Community and government		855		1,134
Land and water use, claims and concessions		4,521		6,000
Project management		691		917
Project review		116		153
Site activities		1,731		2,297
Site administration		1,839		2,438
		14,953		19,839

GENERAL AND ADMINISTRATIVE EXPENSES
Office and administrative		529		700
Professional fees		539		711
Regulatory and transfer agent		206		272
Salaries and benefits		1,986		2,621
		3,260		4,304

OTHER EXPENSES (INCOME)
Depreciation		78		103
Share based payments		2,553		3,391
Interest and finance costs		1,169		1,550
Foreign exchange loss (gain)		159		210
		3,959		5,254

LOSS FOR THE YEAR	US$	22,172	C$	29,397

OTHER COMPREHENSIVE LOSS (INCOME)
Items that may in future periods be reclassified to profit or loss:
Foreign currency differences arising on translation of foreign operations		(1,818)		5,833
TOTAL COMPREHENSIVE LOSS	US$	20,354	C$	35,230

Weighted average number of common shares outstanding (millions)		182.6		182.6

Loss per share - basic and diluted	US$	0.12	C$	0.16